Exhibit 99.1

DoubleDown Interactive Announces Change in Independent Registered Public Accounting Firm

SEATTLE, WASHINGTON — February 21, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, today announced that it has engaged Samil PricewaterhouseCoopers (“PwC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2023, replacing Ernst & Young LLP (“EY”).

This decision was made in reference to the change in external auditor of DoubleU Games Co., Ltd., a Korean company and the controlling shareholder of the Company (“DUG”), which was mandated by the Act on External Audit of Stock Companies of Korea and the related regulations thereunder (collectively, the “Act”). Pursuant to the Act, the Securities and Futures Commission of the Financial Services Commission of Korea has appointed PwC as the external auditor of DUG for the fiscal year ending December 31, 2023. As such, the Company has determined that it would be in the best interest of the Company to engage the same auditor as its independent registered public accounting firm.

The termination of EY’s services will become effective upon the completion of EY’s audit of the Company’s financial statements for the fiscal year ended December 31, 2022 and the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 with the U.S. Securities and Exchange Commission.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. It is the creator of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. DoubleDown’s flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com